Exhibit 99.12

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company
CLARMIN EXPLORATIONS INC.
Suite 800, 580 Hornby Street
Vancouver, BC V6C 3B6
Item 2.	Date of Material Change
October 19, 2020
Item 3.	News Release
The news releases were issued on October 19, 2020 and was disseminated by Cision.
Item 4.	Summary of Material Change
On October 19, 2020, Clarmin Explorations Inc. (the "Company") announced the closing of a brokered private placement offering by Cybin Corp. ("Cybin") of an aggregate of
60,000,000 subscription receipts at a price of CDN $0.75 per subscription receipt for aggregate gross proceeds of CDN $45 million.
Item 5.	Full Description of Material Change
The full details of the material change are set forth in the news release attached as
Schedule "A".
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
None.
Item 8.	Executive Officer
Nico Civelli
Chief Executive Officer
(604) 806-0626
Item 9.	Date of Report
October 29, 2020

Schedule A

News Release dated October 19, 2020

(See Attached)

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN AND CLARMIN ANNOUNCE CLOSING OF CDN$45 MILLION OVERSUBSCRIBED

PRIVATE PLACEMENT AND PROVIDE UPDATE ON RTO

TORONTO, CANADA – October 19, 2020 – CLARMIN EXPLORATIONS INC. (TSXV: CX.V) and CYBIN CORP. ("CYBIN" or the "Company"), a life sciences company focused on psychedelic pharmaceutical therapies, announce the closing of a private placement offering by the Company (the "Offering) of an aggregate of 60,000,000 subscription receipts (the "Subscription Receipts") at a price of CDN$0.75 per Subscription Receipt for aggregate gross proceeds of CDN$45 million.

Stifel GMP and Eight Capital (together, with Stifel GMP, the "Co-Lead Agents") served as co-lead agents on behalf of a syndicate of agents, which included Canaccord Genuity Corp., Haywood Securities Inc. and Echelon Wealth Partners Inc. (together with the Co-Lead Agents, the "Agents").

"The strong interest we received from distinguished healthcare investors enabled us to exceed our original capital-raising goals. We appreciate the support of investors who share our vision and commitment to developing alternative therapies," said Doug Drysdale, CYBIN's Chief Executive Officer. "The potential of psychedelic therapies to treat mental illness and addiction disorders has never been more significant. With this investment, we will continue to advance our robust pipeline of psychedelic-based products through clinical development."

Summary of the Offering

The Offering was completed in connection with a proposed arm's length business combination by way of a three-cornered amalgamation (the "Transaction") pursuant to the provisions of the Business Corporations Act (Ontario) to be completed among CYBIN, Clarmin Explorations Inc. ("Clarmin") and a wholly-owned subsidiary of Clarmin. The Transaction was previously announced by Clarmin on June 29, 2020. Clarmin and CYBIN intend to apply to delist the common shares in the capital of Clarmin from the TSX Venture Exchange (the "TSXV") and apply to the NEO Exchange (the "NEO") for the listing of the common shares in the capital of the Resulting Issuer (as defined below) upon the completion of the Transaction.

The gross proceeds of the Offering, less 50% of the Agents' Fees (as defined below) and certain expenses of the Agents, has been deposited in escrow until the satisfaction of certain release conditions, including that all conditions precedent to the Transaction have been met (the "Release Conditions"). Upon the satisfaction of the Release Conditions, each Subscription Receipt will convert into one common share in the capital of CYBIN (a "Cybin Share") without payment of any additional consideration or further action on the part of the holder thereof. At the effective time of the Transaction, each Cybin Share will be exchanged for one common share in the capital of the issuer (a "Resulting Issuer Common Share") resulting from the Transaction (the "Resulting Issuer") (on a post-Clarmin consolidation basis).

In the event that the Release Conditions have not been satisfied by February 16, 2021, or CYBIN advises the Co-Lead Agents or announces to the public that it does not intend to satisfy the Release Conditions or that the Transaction has been terminated, the aggregate issue price of the Subscription Receipts shall be returned to the applicable holders of the Subscription Receipts (net of any applicable withholding taxes), and such Subscription Receipts shall be automatically cancelled and be of no further force and effect.

In connection with the Offering, a cash fee equal to 6% of the aggregate gross proceeds of the Offering from non-U.S. resident investors was payable to the Agents, except for certain orders on a president's list (the "President's List") pursuant to which a cash fee of 1.5% was payable (the "Agents' Cash Fee"). The Agents also received Broker Warrants ("Broker Warrants") equal to 6.0% of the number of Subscription Receipts issued pursuant to the Offering from non-U.S. resident investors, except for orders on the President's List pursuant to which no Broker Warrants were issued. Upon and conditional on the satisfaction of the Release Conditions, each Broker Warrant will be exercisable into one common share of the Resulting

Issuer (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions are met at an exercise price of CDN$0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the Agents to the Company, the Agents also received an advisory fee of CDN$591,299.91 (together with the Agents' Cash Fee, the "Agents' Fees") and 16,000 warrants on the same terms as the Broker Warrants. The Company has agreed to pay an additional cash fee of CDN$1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

All Subscription Receipts issued in connection with the Offering are subject to a statutory hold period in Canada. The Company anticipates that following completion of the Transaction, the Resulting Issuer Common Shares received upon the exchange of Cybin Shares underlying the Subscription Receipts will not be subject to a statutory hold period in Canada.

The Company will use the net proceeds from the Offering to progress the Company's psychedelic therapies and nutraceutical products, as well as working capital and general corporate purposes.

Updates Related to the Reverse-Takeover

On August 13, 2020, Clarmin held an annual and special meeting of its shareholders (the "Shareholders"), pursuant to which the Shareholders approved the following matters relating to the Transaction: (i) the delisting of the common shares in the capital of Clarmin from the TSXV; (ii) the disposition of its mining assets; (iii) the new slate of directors to be appointed upon completion of the Transaction; and (iv) a name change to "Cybin Corporation", to be effective upon the completion of the Transaction.

About CYBIN

CYBIN is a life sciences company advancing psychedelic pharmaceutical therapies, delivery mechanisms, novel compounds and protocols as potential therapies for various psychiatric and neurological conditions. CYBIN is developing technologies and delivery systems aiming to improve bioavailability to achieve the desired effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause CYBIN's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur.

Forward-looking statements in this document include, among others, statements relating to expectations regarding the use of proceeds of the Offering, the satisfaction of the Release Conditions including the completion of the Transaction (including all required approvals), the listing on the NEO, the business plans of CYBIN or the Resulting Issuer and other statements that are not historical facts. By their nature, forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: (a) that there is no assurance that the parties hereto will obtain all of the requisite director, shareholder and regulatory approvals for the Transaction; (b) following completion of the Transaction, the Resulting Issuer may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; (c) compliance with extensive government regulation; (d) domestic and foreign laws and regulations could adversely affect the Resulting Issuer's business and results of operations; (e) the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Resulting Issuer's securities, regardless of its operating performance; (f) adverse changes in the public perception of psilocybin and nutraceutical products; (g) decreases in the prevailing prices for psilocybin and nutraceutical products in the markets that the Resulting Issuer will operate in; and (h) the impact of COVID-19.

CYBIN makes no medical, treatment or health benefit claims about CYBIN's proposed products. The U.S. Food and Drug Administration or other similar regulatory authorities have not evaluated claims regarding psilocybin or nutraceutical products. The efficacy of such products have not been confirmed by FDA- approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. CYBIN has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that CYBIN will complete such trials. If CYBIN cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the CYBIN's performance and operations.

The forward-looking information contained in this news release represents the expectations of CYBIN as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. CYBIN undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. CYBIN's securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

 CybinCorp@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Sara Brittany Somerset

Chief Communications Officer, CYBIN sarabrittany@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com